Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.faegredrinker.com

April 17, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ryan Sutcliffe

Re:          FlowStone Opportunity Fund (the “Registrant”) (File Nos. 333-225212; 811-23352)

Dear Mr. Sutcliffe:

This letter is to update the Staff on certain matters pertaining to the Registrant since the filing on December 6, 2019 of Post-Effective Amendment No. 1 (“PEA No. 1”) under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 5 under the Investment Company act of 1940, as amended, to its registration statement on Form N-2 (“Registration Statement”). The purpose of PEA No. 1 was to update the Registrant’s financial statements. The financial statements included in the Registrant’s current Registration Statement will no longer meet the requirements of Section 10(a)(3) of the 1933 Act beginning on April 28, 2020.

On February 19, 2020, the Registrant filed via Edgar correspondence responses to the Staff’s comments on PEA No. 1 (the “Response Letter”).  In the Response Letter, the Registrant indicated that the changes to its Registration Statement discussed therein would be reflected in a subsequent amendment (“PEA No. 2”) to its Registration Statement. As discussed in more detail below, the Registrant has until recently been unable to file PEA No. 2 in order to reflect certain comments received from the Staff on PEA No. 1 and make certain other non-material changes because the Registrant’s independent registered public accounting firm identified an independence matter as more fully described below that the Registrant and the firm determined should be subject to consultation with the SEC Staff.

In February 2020, PricewaterhouseCoopers LLP (“PwC”), the Registrant’s independent registered public accounting firm, identified that it was providing tax services in violation of Public Company Accounting Oversight Board (“PCAOB”) Rule 3523, Tax Services for Persons in Financial Reporting Oversight Roles (“PCAOB Rule 3523”), which prohibits the provision of tax services to an individual in a Financial Reporting Oversight Role at an SEC audit client that is an issuer.  PwC prepared the 2018 tax return for an individual who was in a Financial Reporting Oversight Role while engaged as the Registrant’s independent registered public accountant. PwC ceased providing the tax services upon identification of the violation, terminating any potential mutuality or conflict of interest from the provision of the service. PwC and the Registrant’s Audit Committee concluded that PwC was and remains capable of exercising objective and impartial judgment in connection with the audits of the Registrant’s financial statements as of December 28, 2018 and for the one day ended December 28, 2018, the financial statements as of March 31, 2019 and for the period December 28, 2018 through March 31, 2019, and the financial statements as of March 31, 2020 and for the period August 30, 2019 (commencement of operations) through March 31, 2020.

PEA No. 1 included, and PEA No. 2 will include, the above-referenced audited financial statements as of March 31, 2019 and for the period December 28, 2018 through March 31, 2019. During the consultation period, the Registrant was unable to file PEA No. 2 because it could not obtain PwC’s consent for the use of its reports as required by Item 25.2.n of Form N-2 and Section 7 of the 1933 Act. As a result, the Registrant had until recently been unable to file PEA No. 2.

Questions may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer